NEWS

Sequans Communications Announces
Fourth Quarter and Full Year 2022 Financial Results

PARIS - February 14, 2023 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 and Full Year Summary Results Table:

(in US$ millions, except share and per share data)	Q4 2022	Q3 2022	Q4 2021	Full year 2022	Full year 2021
Revenue	$15.9	$16.5	$13.8	$60.6	$50.9
Gross profit	12.0	12.8	7.9	42.9	27.2
Gross margin (%)	75.3%	77.6%	57.1%	70.8%	53.4%
Operating profit (loss)	(1.0)	1.2	(4.0)	(3.8)	(18.3)
Net Profit (Loss)	(5.0)	(2.9)	(7.7)	(9.0)	(20.3)
Diluted earnings (loss) per ADS	($0.10)	($0.06)	($0.21)	($0.20)	($0.55)
Non-IFRS diluted earnings (loss) per ADS *	($0.06)	$0.01	($0.09)	($0.12)	($0.53)
Weighted average number of diluted ADS (IFRS)	47,951,407	47,802,526	37,497,367	46,146,776	36,672,946
Weighted average number of diluted ADS (Non-IFRS)	47,951,407	52,620,229	37,497,367	46,146,776	36,672,946
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

“Notable accomplishments in 2022 set the stage for sustainable long-term growth and market share gains in the largest IoT markets,” said Georges Karam, CEO of Sequans. “In particular, we executed a multi-year, strategic 5G licensing deal for our Taurus 5G platform valued at more than $50 million; successfully launched Calliope 2, our second-generation Cat 1 chip; grew our product pipeline to over $700 million and delivered 19% annual revenue growth. We closed the year with fourth quarter revenue of $15.9 million, in line with our expectations, and annual revenue of $60.6 million. Higher contribution from licensing revenue lifted our gross margin to over 75% in the fourth quarter and over 70% for the year, which drove a marked improvement in our operating results. Our annual operating loss improved significantly from $18.3 million in 2021 to $3.8 million in 2022, resulting in a non-IFRS operating profit of $1.6 million in 2022.”

“We expect product shipments to accelerate and revenue growth to resume in the second half of 2023 with the scheduled launch of key design wins into production,” continued Mr. Karam. “Demand remains robust, and we are confident that our pipeline of specific customer projects offers a long runway of future revenue, despite short-term cyclical challenges in the industry. Approximately half of our $700 million 3-year-life revenue pipeline is backed by design wins representing above $100 million annualized revenue at peak production. Furthermore, given the strong reception to Calliope 2 and the continuous success of Monarch 2, we anticipate incremental design wins will continue to grow our pipeline for the remainder of 2023.”

Mr. Karam concluded, “We are actively marketing our 5G IP licensing platform and are engaged in discussions for multiple IP licensing revenue opportunities, which could offset any timing delays of product revenue. Discussions are advancing, and we are optimistic about closing a new licensing agreement in the first half of 2023. We believe the scarcity factor of a 5G cellular option optimized for IoT makes Sequans attractive to many potential partners. We have numerous avenues open to us, and the Board has formed a special committee to explore strategic options as well. We will evaluate every tool in our toolbox to unlock shareholder value.”

Q1 2023 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially.

Taking into consideration the impact of excess inventory primarily at one key customer, the delay of design win project launches, and the historically seasonally lower activity in the first quarter, management is targeting revenues of around $12 million with 70% gross margin for the quarter ending March 31, 2023.

Sequans reports fourth quarter and full year 2022 financial results

Fourth Quarter 2022 Highlights:

Revenue: Revenue was $15.9 million, a decrease of 3.7% compared to the third quarter of 2022 and an increase of 15.2% compared to the fourth quarter of 2021.The sequential decline for the fourth quarter was expected and was primarily due to decreased license revenue, partially offset by an increase in product revenue. The annual growth is primarily due to the increase in license revenue, which was partially offset by the decline in product revenue.

Gross margin: Gross margin was 75.3% compared to 77.6% in the third quarter of 2022 and compared to 57.1% in the fourth quarter of 2021 due to the higher proportion of licensing revenue versus product sales in the revenue mix in 2022.

Operating profit / loss: Operating loss was $1.0 million compared to operating profit of $1.2 million in the third quarter of 2022 and operating loss of $4.0 million in the fourth quarter of 2021. The improvement in operating loss in 2022 was primarily due to the improvement in gross margin.

Net profit / loss: Net loss was $5.0 million, or ($0.10) per diluted ADS, compared to a net losses of $2.9 million, or ($0.06) per ADS, in the third quarter of 2022 and $7.7 million, or ($0.21) per ADS, in the fourth quarter of 2021. Net loss in the fourth quarter of 2022 includes a $1.1 million gain on the change in fair value of the convertible debt derivative compared to a $1.2 million loss in both the third quarter of 2022 and in the fourth quarter of 2021.

Non-IFRS Net profit / loss and diluted profit / loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $2.8 million, or ($0.06) per diluted ADS, compared to non-IFRS net gain of $0.4 million, or $0.01 per diluted ADS in the third quarter of 2022, and a non-IFRS net loss of $3.5 million, or ($0.09) per diluted ADS, in the fourth quarter of 2021. The non-IFRS net gain / loss includes foreign exchange loss of $1.5 million, or ($0.03) per diluted ADS, in the fourth quarter of 2022, compared with foreign exchange gains of $1.0 million, or $0.02 per diluted ADS, in the third quarter of 2022 and $0.1 million, or $0.00 per diluted ADS, in the fourth quarter of 2021.

Cash: Cash and cash equivalents and short-term deposits at December 31, 2022 totaled $10.7 million compared to $5.8 million at September 30, 2022.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2022 today, February 14, 2023 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13735066. A live and archived webcast of the call will be available from the Investors section of the Sequans website at https://www.sequans.com/company/investor-relations/webcasts-and-presentations/. An audio replay of the conference call will be available until February 22, 2023 by dialing toll free 844-512-2921 or 412-317-6671 from outside the U.S., using the following access code: 13735066.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, expectations for future product sales, potential for future strategic licensing deals or other strategic transactions, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2021, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures, and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in

Sequans reports fourth quarter and full year 2022 financial results the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders or Covid-19 workforce shortages, (xiv) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2022	September 30, 2022	Dec 31, 2021

Revenue :
Product revenue	$4,990	$4,385	$6,924
License and services revenue	10,921	12,143	6,886
Total revenue	15,911	16,528	13,810
Cost of revenue	3,935	3,708	5,922
Gross profit	11,976	12,820	7,888
Operating expenses :
Research and development	7,361	6,924	6,678
Sales and marketing	2,561	2,438	2,342
General and administrative	3,040	2,243	2,897

Total operating expenses	12,962	11,605	11,917
Operating profit (loss)	(986)	1,215	(4,029)
Financial income (expense):
Interest income (expense), net	(2,543)	(2,784)	(2,475)
Change in fair value of convertible debt derivative	1,011	(1,193)	(1,176)
Impact of debt amendment and reimbursement	—	476	—
Foreign exchange gain (loss)	(1,536)	1,030	135
Profit (Loss) before income taxes	(4,054)	(1,256)	(7,545)
Income tax expense	907	1,617	173
Profit (Loss)	$(4,961)	$(2,873)	$(7,718)
Attributable to :
Shareholders of the parent	(4,961)	(2,873)	(7,718)
Minority interests	—	—	—
Basic loss per ADS	($0.10)	($0.06)	($0.21)
Diluted loss per ADS	($0.10)	($0.06)	($0.21)
Weighted average number of ADS used for computing:
— Basic	47,951,407	47,802,526	37,497,367
— Diluted	47,951,407	47,802,526	37,497,367

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2022	2021

Revenue :
Product revenue	$22,974	$30,410
License and services revenue	37,577	20,469
Total revenue	60,551	50,879
Cost of revenue	17,671	23,690
Gross profit	42,880	27,189
Operating expenses :
Research and development	26,610	26,414
Sales and marketing	10,027	9,049
General and administrative	10,082	10,045

Total operating expenses	46,719	45,508
Operating profit (loss)	(3,839)	(18,319)
Financial income (expense):
Interest income (expense), net	(10,857)	(11,282)
Change in fair value of convertible debt derivative	6,878	3,848
Impact of debt amendment and reimbursement	476	5,177
Foreign exchange gain (loss)	1,082	938
Profit (Loss) before income taxes	(6,260)	(19,638)
Income tax expense	2,748	625
Profit (Loss)	$(9,008)	$(20,263)
Attributable to :
Shareholders of the parent	(9,008)	(20,263)
Minority interests	—	—
Basic loss per ADS	($0.20)	($0.55)
Diluted loss per ADS	($0.20)	($0.55)
Weighted average number of ADS used for computing:
— Basic	46,146,776	36,672,946
— Diluted	46,146,776	36,672,946

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	$8,489	$8,010
Intangible assets	48,705	37,984
Deposits and other receivables	783	2,311
Other non-current financial assets	337	357
Total non-current assets	58,314	48,662
Current assets
Inventories	9,387	6,433
Trade receivables	8,494	13,622
Contract assets	176	789
Prepaid expenses	1,399	2,108
Other receivables	5,799	7,252
Research tax credit receivable	4,515	5,863
Short-term deposits	5,000	—
Cash and cash equivalents	5,671	4,835
Total current assets	40,441	40,902
Total assets	$98,755	$89,564
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 193,426,478 shares authorized, issued and outstanding at December 31, 2022 (151,419,322 shares at December 31, 2021 and euro 0.02 nominal value)	$2,306	$3,687
Share premium	2,418	298,389
Other capital reserves	62,870	57,198
Accumulated deficit	(65,099)	(383,554)
Other components of equity	(391)	(26)
Total equity	2,104	(24,306)
Non-current liabilities
Government grant advances, loans and other liabilities	6,235	9,354
Convertible debt	43,455	36,373
Convertible debt embedded derivative	3,203	10,081
Lease liabilities	2,278	3,373
Trade payables	1,788	964
Provisions	2,196	2,137
Deferred tax liabilities	258	138
Contract liabilities	404	2,706
Total non-current liabilities	59,817	65,126
Current liabilities
Trade payables	9,342	13,916
Interest-bearing receivables financing	7,723	9,518
Lease liabilities	1,291	1,247
Government grant advances and loans	4,159	6,206
Contract liabilities	5,774	8,677
Other current liabilities and provisions	8,545	9,180
Total current liabilities	36,834	48,744
Total equity and liabilities	$98,755	$89,564

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2022	2021
Operating activities
Profit (Loss) before income taxes	$(6,260)	$(19,638)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,979	3,354
Amortization and impairment of intangible assets	8,033	7,199
Share-based payment expense	5,477	5,135
Increase in provisions	207	461
Interest expense, net	10,857	11,285
Change in the fair value of convertible debt embedded derivative	(6,878)	(3,848)
Impact of debt reimbursement	(476)	(5,177)
Foreign exchange loss (gain)	(391)	(1,034)
Loss (Gain) on disposal of property, plant and equipment	24	48
Bad debt expense	—	65
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	6,660	1,366
Decrease (increase) in inventories	(2,954)	(208)
Increase in research tax credit receivable	(1,556)	(3,682)
Increase (Decrease) in trade payables and other liabilities	(6,970)	4,693
Decrease in contract liabilities	(6,171)	(6,791)
Decrease in government grant advances	(2,456)	(1,387)
Income tax paid	(2,964)	(346)
Net cash flow provided by (used in) operating activities	(1,839)	(8,505)
Investing activities
Purchase of intangible assets and property, plant and equipment	(7,169)	(9,544)
Capitalized development expenditures	(15,494)	(19,375)
Sale (Purchase) of financial assets	1,548	(1,694)
Decrease of short-term deposit	(5,000)	10,900
Interest received	68	47
Net cash flow provided by (used in) investments activities	(26,047)	(19,666)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	138
Public and private equity offering proceeds, net of transaction costs paid	30,111	9,852
Proceeds (Repayment of) from interest-bearing receivables financing	3,046	21
Proceeds from convertible debt, net of transaction cost	—	39,682
Payment of lease liabilities	(1,205)	(1,063)
Repayment of convertible debt and accrued expenses	—	(8,750)
Repayment of government loans	(958)	(469)
Repayment of venture debt	—	(7,869)
Repayment of interest-bearing research project financing	(812)	(804)
Interest paid	(1,467)	(5,310)
Net cash flows from (used in) financing activities	28,715	25,428
Net increase (decrease) in cash and cash equivalents	829	(2,743)
Net foreign exchange difference	7	4
Cash and cash equivalents at January 1	4,835	7,574
Cash and cash equivalents at end of the period	5,671	4,835

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2022	September 30, 2022	Dec 31, 2021
Net IFRS gain (loss) as reported	$(4,961)	$(2,873)	$(7,718)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,810	1,133	1,861
Non-cash change in the fair value of convertible debt embedded derivative	(1,011)	1,193	1,176
Non-cash interest on convertible debt and other financing (2)	1,404	1,447	1,219
Non-cash impact of convertible debt amendment	—	(476)	—
Non-IFRS gain (loss) adjusted	$(2,758)	$424	$(3,462)
IFRS basic gain (loss) per ADS as reported	($0.10)	($0.06)	($0.21)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	($0.02)	$0.03	$0.03
Non-cash interest on convertible debt and other financing (2)	$0.02	$0.03	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS basic gain (loss) per ADS	($0.06)	$0.01	($0.09)
IFRS diluted gain (loss) per ADS	($0.10)	($0.06)	($0.21)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	($0.02)	$0.03	$0.03
Non-cash interest on convertible debt and other financing (2)	$0.04	$0.03	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.06)	$0.01	($0.09)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$45	$41	$14
Research and development	601	370	555
Sales and marketing	286	268	346
General and administrative	878	454	946
(2) Related to the difference between contractual and effective interest rates

Sequans reports fourth quarter and full year 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2022	2021
Net IFRS gain (loss) as reported	$(9,008)	$(20,263)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	5,477	5,135
Non-cash change in the fair value of convertible debt embedded derivative	(6,878)	(3,848)
Non-cash interest on convertible debt and other financing (2)	5,521	4,684
Impact of debt reimbursement	—	(5,177)
Non-cash impact of convertible debt amendment	(476)	—
Non-IFRS gain (loss) adjusted	$(5,364)	$(19,469)
IFRS basic gain (loss) per ADS as reported	($0.20)	($0.55)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.12	$0.14
Non-cash change in the fair value of convertible debt embedded derivative	($0.15)	($0.11)
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.13
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	($0.01)	$0.00
Non-IFRS basic gain (loss) per ADS	($0.12)	($0.53)
IFRS diluted gain (loss) per ADS	($0.20)	($0.55)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.12	$0.14
Non-cash change in the fair value of convertible debt embedded derivative	($0.15)	($0.11)
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.13
Impact of debt reimbursement	$0.00	($0.14)
Non-cash impact of convertible debt amendment	($0.01)	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.12)	($0.53)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$159	$57
Research and development	1,758	2,109
Sales and marketing	1,132	970
General and administrative	2,428	1,999
(2) Related to the difference between contractual and effective interest rates